CONFIDENTIAL TREATMENT REQUESTED

BY DOORDASH, INC.: DASH-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

November 17, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Lilyanna Peyser
James Giugliano
Theresa Brillant

Re:	DoorDash, Inc.
Registration Statement on Form S-1
File No. 333-250056

Ladies and Gentlemen:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-250056), confidentially submitted to the Commission on February 13, 2020, as revised on July 10, 2020, August 17, 2020, September, 10, 2020, October 2, 2020, November 5, 2020, and publicly filed on November 13, 2020 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company advises the Staff that on November 9, 2020, it effected a five-for-one forward split of its capital stock, and all information presented in this supplemental letter has been adjusted to reflect such forward split on a retroactive basis. Prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends

DoorDash, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission November 17, 2020 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY DOORDASH, INC.: DASH-001

to file an amended and restated certification of incorporation which will effect the reclassification of its common stock into Class A common stock (the “Reclassification”), and all information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof.

The Company supplementally advises the Staff that on November 12, 2020, representatives of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters (the “Lead Underwriters”) for the IPO, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[****] to $[****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[****] per share (the “Midpoint Price”).

The Company further advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

The Company supplementally advises the Staff that the Company approved the grant of RSUs for 4,829,605 shares of its Class A common stock on May 10, 2020 (the “May Grants”). None of the equity awards made as part of the May Grants were stock options. Other than the May Grants, the Company has not made any other equity grants thus far during 2020. As described in the section titled “Common Stock Valuations” on pages 140 through 141 of the Registration Statement, the fair value of the Company’s Class A common stock has historically been determined by the Company’s board of directors (the “Board”). Given the absence of a public trading market for the Company’s Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s Class A common stock, including contemporaneous third-party valuations of its Class A common stock (each, a “Valuation Report,” and collectively, the “Valuation Reports”).

For financial reporting purposes, the Company retrospectively assessed the fair value used for computing stock-based compensation expense for equity grants after considering the fair value reflected on the relevant Valuation Report and other facts and circumstances on the date of grant, and used linear interpolation to determine the estimated fair value, when considered appropriate. For the May Grants, the Company determined the grant-date fair value was $34.108 per share, which is [****]% [****] the Midpoint Price. The Company determined the fair value per share as of May 10, 2020 by linearly interpolating on a daily basis the increase between the fair value per share of the Company’s Class A common stock from March 31, 2020 to June 30, 2020, as set forth in the Valuation Reports that calculated the fair value per share of the Company’s Class A common stock shortly prior to and shortly after the date of grant. The March 31, 2020 Valuation Report determined that the fair value of the Company’s Class A common stock was $32.108 per share. The June 30, 2020 Valuation Report determined that the fair value of the Company’s Class A common stock was $36.658 per share.

The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because it did not identify any single event that occurred from March 31, 2020 through the date of the May Grants that would have caused a material change in fair value, and the June 30, 2020

DoorDash, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission November 17, 2020 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY DOORDASH, INC.: DASH-001

Valuation Report took into account the preferred stock financing round that the Company completed in June 2020. In that preferred stock financing round, the Company sold shares of its Series H convertible preferred stock at a per share price of $45.9062, for aggregate gross proceeds of $382 million (the “Series H Round”). Importantly, the Series H Round was led by a new investor that had not previously been an investor in the Company, and represented a bona-fide financing in an arms-length transaction. The Series H Round occurred more than one month after the May Grants, and was fully reflected in the June 30, 2020 Valuation Report that the Company used as part of the interpolation process.

Summary of Valuation Reports

The March 31, 2020 Valuation Report and the June 30, 2020 Valuation Report employed a scenario analysis using the Probability-Weighted Expected Return Method (“PWERM”), whereby such reports considered seven potential future scenarios for the Company. Each of the scenarios assumed a shareholder exit, either through:

•	IPO (three exit scenarios modeled),

•	Sale (M&A, three scenarios modeled), or

•	Dissolution.

The results of the March 31, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Discount for Lack of Marketability	Probability-weighted Present Value per Common Share	Common Share Value
PWERM Analysis
M&A on September 30, 2020	1%	13%	$0.432	—
M&A on March 31, 2021	2%	19%	$0.698	—
M&A on March 31, 2022	1%	22%	$0.312	—
IPO on September 30, 2020	38%	13%	$13.118	—
IPO on March 31, 2021	48%	19%	$14.99	—
IPO on March 31, 2022	9%	22%	$2.492	—
Dissolution on June 30, 2022	1%	24%	$0.066	—

			$32.108	$32.108

March 31, 2020 Valuation Fair Value				$32.108

Fair Value for Financial Reporting				$34.108

Additionally, the results of the June 30, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense.

	Scenario Probability	Discount for Lack of Marketability	Probability-weighted Present Value per Common Share	Common Share Value
PWERM Analysis
M&A on December 31, 2020	1%	14%	$0.514	—
M&A on June 30, 2021	1%	20%	$0.384	—
M&A on June 30, 2022	1%	24%	$0.324	—
IPO on December 31, 2020	40%	14%	$16.544	—
IPO on June 30, 2021	48%	20%	$16.536	—
IPO on June 30, 2022	8%	24%	$2.302	—
Dissolution	1%	26%	$0.054	—

			$36.658	$36.658

June 30, 2020 Valuation Fair Value				$36.658

DoorDash, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission November 17, 2020 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY DOORDASH, INC.: DASH-001

Analysis of Differences Between Stock-Based Compensation Expense for May Grants and Midpoint Price

As noted above, the Preliminary Price Range is between $[****] to $[****] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Pricing Committee of the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports in determining fair value for the May Grants. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly-traded companies across a range of metrics, with a primary focus on revenue and gross merchandise value of the goods transacted on such companies’ platforms.

The Company believes the principal factors that contributed to the $[****] per share difference between $[****], the Midpoint Price, and $34.108, the per share fair value of the Company’s Class A common stock used to record stock-based compensation expense for the May Grants, were as follows:

•

The Board made its determination of the fair value of the Company’s Class A common stock as of March 31, 2020 and June 30, 2020 based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on economic growth, the interest rate environment, and global economic trends. As of March 31, 2020 and June 30, 2020, the dates of the relevant Valuation Reports, the impact of the COVID-19 pandemic on the Company and the global economy were nascent and rapidly evolving. This was particularly true as of March 31, 2020. The uncertainty caused by the COVID-19 pandemic also impacted the Company’s ability to forecast revenue for use in the Valuation Reports, and the Company’s revenue forecasts have consistently been exceeded and revised upward with each Valuation Report subsequent to March 31, 2020. As additional information has become available regarding the actual impact of the COVID-19 pandemic, the forecasts for the Company’s revenue continued to be adjusted upwards in light of evolving information.

•

The Preliminary Price Range was informed by recent results of the business. In the quarter ended September 30, 2020, the Company reported revenue of $879 million, compared to $239 million for the quarter ended September 30, 2019, representing growth of 268% and exceeding internal projections, and a net loss of $43 million for the quarter ended September 30, 2020, compared to a net loss of $152 million for the quarter ended September 30, 2019.

•

The Preliminary Price Range took into account the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company (the “Comparable Companies”). On average, the share prices of Comparable Companies have increased by 151.6% from March 31, 2020 to November 11, 2020, and increased by 37.5% from June 30, 2020 to November 11, 2020.

•

The Preliminary Price Range took into account the recent performance of successful initial public offerings of technology companies. Since May 10, 2020, a number of technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings. Further, the valuations for recent technology company initial public offerings have increased dramatically compared to those earlier in 2020, due in part to the favorable market conditions and strong revenue growth.

DoorDash, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission November 17, 2020 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY DOORDASH, INC.: DASH-001

•

Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital markets continue to reward high growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for on-line solutions.

•

Since May 10, 2020, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging ten additional underwriters, and publicly filing the Registration Statement with the Commission.

•

The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the Class A common stock as of March 31, 2020 and June 30, 2020 appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This discount for lack of marketability for the Company’s Class A common stock was 17% as of March 31, 2020 and was 18% as of June 30, 2020. This helps to account for the difference between the estimated fair value for the May Grants and the Preliminary Price Range.

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the March 31, 2020 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at 86%, and the June 30, 2020 Valuation Report weighted the probability of a successful IPO within one year of the measurement date at 88%. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the probability of consummating a successful IPO was far from certain during these prior periods.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s Class A common stock, which is reflected in the Preliminary Price Range.

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its Class A common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, the Company believes that the stock-based compensation expense that it recorded related to the May Grants is appropriate in light of the foregoing analysis.

Future Pre-IPO Grants

The Company further advises the Staff that, prior to the establishing an actual price range to be used for the preliminary prospectus (the “Roadshow Price Range”) and prior to the commencement of the roadshow related to the Company’s IPO, the Board anticipates approving grants of RSUs for shares of the Company’s Class A common stock to the Company’s Chief Executive Officer and other employees. The fair value for these grants will be determined by linearly interpolating the increase between the fair value per share of the

DoorDash, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission November 17, 2020 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY DOORDASH, INC.: DASH-001

Company’s Class A common stock, as determined by the Board considering the most recently completed Valuation Report (which provided that the Company’s fair value per share as of September 30, 2020 was $62.544), and the midpoint of the Roadshow Price Range to be set forth in the preliminary prospectus filed in connection with the IPO.

*****

DoorDash, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission November 17, 2020 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY DOORDASH, INC.: DASH-001

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Heidi E. Mayon, Goodwin Procter LLP

Julia R. White, Goodwin Procter LLP

DoorDash, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.